Exhibit 99.1

Blakeman Footnote 1

Non-Derivative Securities Beneficially Owned

Title of Security	Amount of Securities Beneficially Owned	Ownership
Common Stock	500	Direct
Common Stock	300	Spouse
Common Stock	48387	Self Directed IRA